 **Eris Hanson**    Tue, Nov 25, 9:21 PM (9 days ago)    ↰

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Hi Erika,

Great to connect on TikTok! And I'm excited to share more about our mission and vision for GenWell: the TikTok for credible women's health.

Does Monday or Tuesday work for a quick call next week? Attaching my calendly here to help us lock down a time

https://calendly.com/erishanson/new-meeting

Cheers,
Eris

Eris Hanson-Cooper
Founder, CEO
GenWell

 **Erika Khanna**   Tue, Nov 25, 9:41 PM (9 days ago)    ↰

to me ▾

Hi Eris,

Great to meet you and thanks for sharing your calendly. I put some time on for us to talk on Tuesday Dec 2nd at 1pm ET. Looking so forward to hearing more a
GenWell and congrats on taking the leap as a founder.

Chat soon
Erika

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